                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)
                                (FINAL AMENDMENT)


                           Jacor Communications, Inc.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   469858 41 0
                                   -----------
                                 (CUSIP Number)


                                 Alisa M. Singer
                             Rosenberg & Liebentritt
                      Two North Riverside Plaza, Suite 1600
                             Chicago, Illinois 60606
                                 (312) 466-3196
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                   May 4, 1999
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].

                        Exhibit Index appears on page 9

                                  SCHEDULE 13D

CUSIP NO. 469858 41 0                                         PAGE 2 OF 10 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ZELL/CHILMARK FUND, L.P. FEIN: 3716608
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  469858 41 0                                        PAGE 3 OF 10 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Samstock, L.L.C.  FEIN: 36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  469858 41 0                                        PAGE 4 OF 10 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SZ2 (IGP) Partnership  FEIN: 3870923
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  469858 41 0                                        PAGE 5 OF 10 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Samuel Zell
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 5 (this "Amendment") amends and supplements the
Schedule 13D dated April 23, 1993 (as previously amended, the "Schedule 13D") with respect to the common stock, $0.01 par value per share (the "Common Stock") of Jacor Communications, Inc. (the "Issuer"). Only those Items amended are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4 to the Schedule 13D dated October 8, 1998 ("Amendment No. 4").

Item 2.  Identity and Background.

         The information previously reported in Amendment No. 4 is hereby amended to reflect that (i) the partners of Alphabet Partners and ZFT Partnership are trusts created for the benefit of Samuel Zell and his family; and (ii) the trustee of the four trusts associated with ZFT Partnership and the three previously identified trusts associated with Alphabet Partners, is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). The officers and directors of Chai Trust are as follows:

         Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

         Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

         Donald J. Liebentritt is a Vice President and Director of Chai Trust. Mr. Liebentritt is also the Chief Operating Officer, Executive Vice President and General Counsel of Equity Group Investments, L.L.C. ("Equity Group").

         Sheli Z. Rosenberg is President, Chief Executive Officer and a Director of Chai Trust. Ms. Rosenberg is also President and Chief Executive Officer of Equity Group.

         Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owns and co-manages Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

         JoAnn Zell is a Director of Chai Trust. Ms. Zell is also a medical student.

         Matthew Zell is a Director of Chai Trust. Mr. Zell is also President of Prometheus Network Solutions, Inc., whose business address is Two North Riverside Plaza, Suite 1700, Chicago, Illinois 60606.

         Robert M. Levin is the Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

         John Zoeller is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Zoeller is also the Vice President-Taxes of Equity Group.

The business address of Chai Trust and Kellie Zell Harper, Donald Liebentritt, JoAnn Zell and John Zoeller is Two North Riverside Plaza, Chicago, Illinois 60606. All of the officers and directors of Chai Trust are United States citizens.

Item 4.  Purpose of Transaction.

         Item 4. is hereby amended as follows:

         On May 4, 1999 (the "Effective Date"), the Issuer merged with and into a wholly-owned subsidiary of Clear Channel Communications, Inc., a Texas corporation ("Clear Channel"). As part of this merger, each outstanding share of Common Stock, including each outstanding share of Common Stock beneficially owned by Zell/Chilmark, Samstock, SZ2 and Samuel Zell (the "Reporting Persons"), was converted into 1.1573151 shares of common stock, par value $0.10 per share, of Clear Channel (the "Clear Channel Common Stock").

Item 5.  Interest in Securities of the Issuer.

         Item 5. is hereby amended as follows:

         (a), (b), (e) As a result of the Merger, the Issuer became a wholly-owned subsidiary of Clear Channel. Since each outstanding share of Common Stock was converted into 1.1573151 shares of Clear Channel Common Stock on the Effective Date, neither the Reporting Persons nor the persons listed in Appendix A to the Schedule 13D, beneficially own any shares of Common Stock of the Issuer.

         (c) In addition to the conversion of shares pursuant to the Merger as described above, the following are the only transactions in the Common Stock effected during the past 60 days by the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A to the Schedule 13D:

         On March 31, 1999, Samuel Zell purchased 1,842 shares of Common Stock under the Issuer's Non-Employee Director Stock Purchase Plan. The purchase price was $54.29 per share.

         On May 3, 1999, Samuel Zell exercised (i) an option to acquire 5,000 shares of Common Stock at an exercise price of $27.875 per share and (ii) a second option to acquire 5,000 shares of Common Stock at an exercise price of $60.66 per share. On the same date, Mr. Zell sold the 10,000 shares acquired upon exercise of these options at a price of $79.7283 per share. Also on May 3, 1999, Samuel Zell converted 2,176 stock units, issued to Mr. Zell by the Issuer in lieu of cash director fees, into 2,176 shares of Common Stock in a cashless exercise.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED:  May 10, 1999

                              ZELL/CHILMARK FUND, L.P.

                              By:   ZC Limited Partnership, general partner

                                    By:   ZC Partnership, general partner

                                          By:    ZC, Inc., a partner


                              By:   /s/ Samuel Zell
                                    --------------------------------------------
                                    Name:  Samuel Zell
                                    Title: President

                              SAMSTOCK, L.L.C.

                              By:   SZ Investments, L.L.C., its sole member

                                    By:   Zell General Partnership, Inc., its
                                          --------------------------------------
                                          managing member


                              By:   /s/ Samuel Zell
                                    --------------------------------------------
                                    Name:  Samuel Zell
                                    Title: President


                              SZ2 (IGP) PARTNERSHIP


                              By:   /s/ Samuel Zell
                                    --------------------------------------------
                                    Name:  Samuel Zell
                                    Title: Partner



                              /s/ Samuel Zell
                              --------------------------------------------------
                              SAMUEL ZELL

                                  EXHIBIT INDEX



     Exhibit Number                                Description
     --------------                                -----------

          1 Restructuring Agreement (incorporated herein by reference to Appendix A of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, file No. 33-53612). ***

          2 Amended Agreement of Merger (incorporated herein by reference to Appendix B of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, file No. 33-53612). ***

          3 Agreement of Understanding (incorporated herein by reference to Appendix C of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, file No. 33-53612). ***

          4 Jacor Shareholders Agreement, dated February 12, 1996, between Citicasters and Zell/Chilmark. *

          5 Stock Purchase Agreement (incorporated herein by reference to Exhibit 1.2 of the Issuer's Form 8-K dated as of May 15, 1997 and filed with the Commission on May 19, 1997). ***

          6 Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 of the Issuer's Form 8-K dated as of May 15, 1997 and filed with the Commission on May 19, 1997).

          7 Letter of Direction, dated May 20, 1997, from Equity Group Investments, Inc. to the Issuer. **

          8                Lock-Up Agreement for Samuel Zell dated May 12, 1997.
                           **

          9                Lock-Up Agreement for Zell/Chilmark Fund, L.P. dated
                           May 12, 1997. **

          10 Joint Filing Agreement, dated May 16, 1997, among Zell/Chilmark, Samstock, SZ2 and Anda Partnership. **

          11 Agreement and Plan of Merger dated as of October 8, 1998 among the Issuer, Clear Channel and CCU Merger Sub, Inc. (incorporated herein by reference to Exhibit 2 of the Issuer's Current Report on Form 8-K dated October 9, 1998 and filed with the Commission October 9, 1998). ***

          12 Form of Voting Agreement, dated as of October 8, 1998, between Clear Channel and each of Zell/Chilmark, Samstock, SZ2 and Samuel Zell. ***

          13 Registration Rights Agreement, dated as of October 8, 1998, among Clear Channel, Zell/Chilmark, Samstock, SZ2 and Samuel Zell. ***

          14 Amended and Restated Joint Filing Agreement, dated October 16, 1998, among Zell/Chilmark, Samstock, SZ2 Anda Partnership and Samuel Zell. ***

* Previously filed as Exhibit No. 1 to Amendment No. 2 to this Schedule 13D which was dated February 20, 1996.

** The indicated documents were previously filed as Exhibit Nos. 2 through 5, respectively, to Amendment No. 3 to this Schedule 13D which was dated May 28, 1997.

*** Previously filed as exhibits to Amendment No. 4 to this Schedule 13D which was dated October 8, 1998.